

UNITED STATES
**SECURITIES AND EXCHANGE
COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

October 16, 2008

Mr. Keith Koch
President
Eagle Bend Holding Company
5445 DTC Parkway, Suite 940
Greenwood Village, Colorado 80111

> **Re: Eagle Bend Holding Company
> Form S-1/A
> Filed October 9, 2008
> File No. 333-148180**

Dear Mr. Koch:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Results of Operations, page 13

1. We note your response to prior comment two, but are unable to see where in paragraph six you have disclosed actual revenues received under the Iptimize consulting agreement to date. Please advise or revise.

Proposed Milestones to Implement Business Operations, page 15

2. We note your response to prior comment three. In light of Iptimize's thin market capitalization and current market conditions, please advise us of the basis for your belief that the Iptimize shares comprise a liquid investment.

Closing Statements

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Christine Adams, Staff Accountant, at (202) 551-3363, or Terry French, Accounting Branch Chief, at (202) 551-3810, if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Staff Attorney, at (202) 551-3415, or me, at (202) 551-3810, with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: David J. Wagner, Esq.
        via facsimile, 303-409-7650